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VIA EDGAR

December 23, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Miami International Holdings, Inc. Amendment No. 11 to Draft Registration Statement on Form S-1 Submitted November 27, 2024 CIK No. 0001438472

Ladies and Gentlemen:

On behalf of Miami International Holdings, Inc., a Delaware corporation (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 20, 2024, regarding Amendment No. 11 to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on November 27, 2024 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Company’s response.

We do not believe that an amendment to the Company’s DRS is appropriate or necessary in response to the Staff’s comment No. 2 below, because we believe that the disclosure currently contained in the DRS (specifically on page 89 under the heading “—Pyth Tokens Unlocking” and in Note 12 on page F-32), adequately and clearly addresses the questions raised by the Staff.

Financial Statements of Miami International Holdings, Inc. and Subsidiaries

Note 2. Summary of Significant Accounting Policies

Safeguarded Customer Digital Assets and Liabilities, page F-12

1.	We note your response to prior comment 9 and continue to evaluate. We may have further comments.

Company Response

We acknowledge that the SEC has reserved the possibility of providing further comments regarding SEC prior comment 9 and Financial Statement Note 2.

Note 12. Goodwill and Intangible Assets, page F-32

2.	We note your response to prior comment 10. Please confirm whether or not the following is true:

•	There are no further performance obligations or services you are required to provide in order to receive the remaining 375 million locked Pyth tokens and that the only condition for unlocking is the passage of time.
•	If you were to stop providing data to Pyth you would still receive the 375 million locked Pyth tokens.
•	Despite the fact that the locked Pyth tokens are not in the control or possession of BSX and are held by another entity, you have a contractual right to the locked tokens, and fully expect to receive them upon unlocking.

U.S. Securities and Exchange Commission

December 23, 2024

Company Response

We confirm the following:

•	There are no further performance obligations or services that BSX is required to provide in order to receive the remaining 375 million locked Pyth tokens. The only condition for unlocking these locked Pyth tokens is the passage of time.
•	If BSX were to stop providing data to Pyth, BSX would still receive the 375 million locked Pyth tokens.
•	Despite the fact that the locked Pyth tokens are not in the control or possession of BSX and are held by another entity, BSX has a contractual right to the locked tokens, and fully expects to receive them upon unlocking.

On behalf of the Company, thank you for your review of this letter. If you have any further comments or questions, please do not hesitate to contact me by telephone at (212) 549-0241 or by email to hkozlov@reedsmith.com or Danielle Carbone by telephone at (212) 549-0229 or by email to dcarbone@reedsmith.com.

Very truly yours,

/s/ Reed Smith LLP

Herbert Kozlov For Reed Smith LLP

cc:	Barbara Comly, Esq. Miami International Holdings, Inc.

Paul Tropp, Esq.
Ropes & Gray LLP